SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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China Distance Education Holdings Limited

Form 6-K

Page

Signature	3

Exhibit 99.1 — Press Release dated August 13, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: August 14, 2014

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the Third Quarter of Fiscal 2014

—Net Revenue Up 36.6% Year-Over-Year to $25.0 Million, Exceeding Guidance —

—Net Income Up 139.5% Year-Over-Year to $5.3 Million —

— Company Again Raises FY14 Net Revenue Guidance —

BEIJING — August 13, 2014 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the third quarter of fiscal year 2014 ended June 30, 2014.

Third Quarter Fiscal 2014 Financial and Operational Highlights

•	Total course enrollments reached 925,000 in the third quarter of fiscal 2014, an increase of 42.6% from the third quarter of fiscal 2013.

•	Cash receipts from online course registration reached $26.2 million, a 20.9% increase over the third quarter of fiscal 2013.

•	Net revenue increased by 36.6% to $25.0 million from $18.3 million in the prior year period, exceeding the Company’s guidance range of $23.2 million to $24.1 million.

•	Gross profit increased by 44.3% to $14.5 million from $10.1 million in the prior year period. Gross margin increased to 58.1%, as compared to 55.0% in the prior year period.

•	Operating income increased by 138.7% to $6.0 million from $2.5 million in the prior year period.

•	Net income increased by 139.5% to $5.3 million from $2.2 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.148 and $0.147, respectively, representing a year-over-year increase of 127.7% and 129.7%, respectively, from basic and diluted net income per ADS of $0.065 and $0.064, respectively for the third quarter of fiscal 2013. Each ADS represents four ordinary shares.

•	Operating cash outflow was $8.0 million, which included $17.0 million of cash generated from operating activities offset by the payback of $25.0 million that had been held on behalf of certain selling shareholders in the Company’s follow-on offering completed in March 2014, as compared to operating cash inflow of $12.9 million in the third quarter of fiscal 2013.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “I am very pleased with our execution this quarter as we continue to achieve healthy enrollment and revenue growth across our core accounting, healthcare, and engineering and construction verticals. We also continue to experience rapid enrollment growth with our innovative mobile courses, cumulatively registering over 31,000 paid enrollments with the three stand-alone mobile accounting courses that we initiated in October 2013. Our plan is to continue to capitalize on this trend by rolling out additional mobile course offerings going forward.”

“The delivery of education in China is evolving rapidly to be more online and mobile-based learning. As a leading online education company with over 14 years of operating history and a comprehensive and integrated online and mobile learning platform, we are well positioned to capitalize on this trend. We remain the provider of choice as we continue to leverage our leadership and expertise in providing a first-class online learning experience particularly via the rapidly growing mobile-based platforms. Continued expansion of mobile learning across our core verticals remains a key component of our growth strategy, and we are pleased with the progress we have made to date, and will continue to look for innovations and breakthroughs with this key strategy.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “We reported another strong quarter with total net revenue above our previously announced guidance, and we leveraged our cost structure to achieve improved margins and higher net income. Our revenue growth in the fiscal third quarter was driven by enrollment gains across our core verticals. Going forward, we will continue to expand prudently to balance growth and profitability through conservative cost control measures.”

Third Quarter Fiscal 2014 Financial Results

Net Revenue. Total net revenue increased by 36.6% to $25.0 million in the third quarter of fiscal 2014, from $18.3 million in the third quarter of fiscal 2013. The increase was primarily due to higher revenue in the accounting, healthcare, and engineering and construction (“E&C”) verticals. Net revenue from online education services, books and reference materials, and other sources contributed to 82.5%, 7.0% and 10.5%, respectively, of our total net revenue for the third quarter of fiscal 2014.

Online education services. Net revenue from online education services increased by 40.2% to $20.6 million in the third quarter of fiscal 2014, from $14.7 million in the prior year period, mainly due to higher revenue from accounting, healthcare and E&C courses.

Books and reference materials. Net revenue from books and reference materials increased by 27.9% to $1.7 million in the third quarter of fiscal 2014, from $1.4 million in the third quarter of fiscal 2013.

Others. Net revenue from other sources increased by 17.8% to $2.6 million in the third quarter of fiscal 2014, from $2.2 million in the third quarter of fiscal 2013. The increase was mainly due to higher revenue from our “Tax School”, in-person accounting professional training courses and courseware production services. This increase was partially offset by a revenue decrease in business start-up training courses and other in-person training courses.

Cost of Sales. Cost of sales increased by 27.1% to $10.5 million in the third quarter of fiscal 2014, from $8.2 million in the third quarter of fiscal 2013. The increase in cost of sales was mainly due to increased lecture fees, salaries and related expenses, server lease fees and bandwidth costs, rental and related expenses, and cost of books and reference materials.

Gross Profit. Gross profit increased by 44.3% to $14.5 million in the third quarter of fiscal 2014, from $10.1 million in the prior year period. Gross margin increased to 58.1% in the third quarter of fiscal 2014, as compared to 55.0% in the third quarter of fiscal 2013.

Operating Expenses. Total operating expenses increased by 15.0% to $8.7 million in the third quarter of fiscal 2014, from $7.6 million in the prior year period. This increase was primarily due to higher marketing and promotional expenses, increased commissions to the Company’s distributors, and increased salaries and related expenses.

Selling expenses. Selling expenses increased by 22.5% to $6.3 million in the third quarter of fiscal 2014, from $5.1 million in the prior year period, primarily driven by increased commissions to the Company’s online distributors, an expansion of our marketing and promotional activities, and increased salaries and related expenses.

General and administrative expenses. General and administrative expenses were flat at $2.4 million in the third quarter of fiscal years 2014 and 2013, respectively.

Income Tax Expense. Income tax expense increased by 112.3% to $1.3 million in the third quarter of fiscal 2014, from $620,000 in the prior year period, primarily due to the increase in taxable income.

Net Income. Net income increased by 139.5% to $5.3 million in the third quarter of fiscal 2014 from $2.2 million in the prior year period.

Operating Cash Flow. Net operating cash outflow was $8.0 million in the third quarter of fiscal 2014, as compared to net operating cash inflow of $12.9 million in the prior year period, primarily as $17.0 million of cash generated from operating activities due to increased cash revenue and profitability in the quarter are offset by the payback of $25.0 million of proceeds that the Company temporarily held for its certain selling shareholders related to the Company’s follow-on offering completed on March 17, 2014.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of June 30, 2014 were $132.3 million, as compared with $140.8 million as of March 31, 2014. The decrease was primarily due to the payback of $25.0 million that had been held on behalf of certain selling shareholders, partially offset by $17.0 million in cash generated from operating activities other than this payback during the fiscal third quarter.

Outlook

For the fourth quarter of fiscal 2014, the Company expects to generate total net revenue in the range of $32.4 million to $33.6 million, representing year-over-year growth of approximately 20% to 24%.

For the 2014 fiscal year, the Company is again raising its guidance for total net revenue to the range of $94.3 million to $95.5 million, representing year-over-year growth of approximately 32% to 34%. The Company’s prior fiscal 2014 full-year total net revenue guidance range was $90.6 million to $94.2 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on August 14, 2014 to discuss its third quarter fiscal 2014 financial results and recent developments. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is CDEL or DL.

A telephone replay will be available two hours after the call until August 20, 2014 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The replay passcode is 1782219.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, healthcare, E&C, and other industries. The Company also offers other professional education courses for the national judicial examination, English proficiency test for professionals, computer application skills, and other occupational certifications or skills, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2014 and the full fiscal year 2014 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the Company’s mobile strategies) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2013	June 30, 2014
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	71,919	106,451
Term deposit	817	9,672
Restricted cash	6	83
Accounts receivable, net of allowance for doubtful accounts of US$1,305 and US$1,773 as of June 30, 2014 and September 30, 2013, respectively	3,518	2,038
Inventories	698	1,132
Prepayment and other current assets	4,087	2,725
Deferred tax assets, current portion	1,751	1,758
Deferred cost	1,889	1,747

Total current assets	84,685	125,606

Non-current assets:
Property, plant and equipment, net	10,202	10,624
Goodwill	7,711	7,608
Other intangible assets, net	1,476	1,269
Deposit for purchase of non-current assets	374	265
Restricted cash	—	16,120
Other non-current assets	1,546	2,181

Total non-current assets	21,309	38,067

Total assets	105,994	163,673

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$17,043 and US$13,361 as of June 30, 2014 and September 30, 2013, respectively)	15,072	19,404
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,712 and US$3,661 as of June 30, 2014 and September 30, 2013, respectively)	4,282	3,676
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$35,137 and US$17,120 as of June 30, 2014 and September 30, 2013, respectively)	17,143	35,248
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,432 and US$4,300 as of June 30, 2014 and September 30, 2013, respectively)	4,300	4,432

Total current liabilities	40,797	62,760

Non-current liabilities:
Long-term bank loan (including long-term bank loan of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of June 30, 2014 and September 30, 2013, respectively)	—	16,314
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of June 30, 2014 and September 30, 2013, respectively)	677	937

Total non-current liabilities	677	17,251

Total liabilities	41,474	80,011

Equity:
Ordinary shares (par value of US$0.0001 per share at June 30, 2014 and September 30, 2013, respectively; Authorized –500,000,000 and 480,000,000 shares at June 30, 2014 and September 30, 2013, respectively; Issued and outstanding –142,747,045 and 135,532,141 shares at June 30, 2014 and September 30, 2013, respectively)	14	14
Additional paid-in capital	46,742	71,708
Accumulated other comprehensive income	6,295	5,373
Retained Earnings	11,469	6,567

Total China Distance Education Holdings Limited shareholders’ equity	64,520	83,662

Total equity	64,520	83,662

Total liabilities and equity	105,994	163,673

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2013	2014

Sales, net of business tax, value-added tax and related surcharges:
Online education services	14,689	20,595
Books and reference materials	1,366	1,747
Others	2,236	2,635

Total net revenues	18,291	24,977

Cost of sales
Cost of services	(7,567)	(9,502)
Cost of tangible goods sold	(665)	(964)

Total cost of sales	(8,232)	(10,466)

Gross profit	10,059	14,511

Operating expenses
Selling expenses	(5,122)	(6,276)
General and administrative expenses	(2,430)	(2,410)

Total operating expenses	(7,552)	(8,686)
Other operating income	3	166

Operating income	2,510	5,991

Interest income	340	728
Interest expense	—	(97)
Exchange loss	(31)	(40)

Income before income taxes	2,819	6,582
Less: Income tax expense	(620)	(1,316)

Net income attributable to China Distance Education Holdings Limited	2,199	5,266

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.016	0.037
Diluted	0.016	0.037

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.065	0.148
Diluted	0.064	0.147

Weighted average shares used in calculating net income per share:
Basic	135,319,720	142,615,012
Diluted	136,511,524	143,260,655